UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For September 02, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated September 02, 2005  - Chief Executive Appointed




                                                                2 September 2005


                         BUNZL APPOINTS CHIEF EXECUTIVE


Bunzl plc, the international distribution and outsourcing Group, today announces that it has appointed Michael Roney as Chief Executive with effect from 1 November 2005.

Michael has been a non-executive director of Bunzl since June 2003 and is presently CEO of Goodyear Dunlop Tires Europe BV, a highly successful joint venture owned by Goodyear and Sumitomo Rubber based in Brussels with sales in excess of GBP2.5 billion. Prior to assuming his current role in 2001, he was President of Goodyear Eastern Europe, Middle East and Africa after holding a number of senior general management positions throughout Latin America and having had responsibility for the business in Asia. Michael, who speaks Spanish, Portuguese and French, is aged 51, a US citizen, qualified as a CPA and holds an MBA. He will be moving with his family from Brussels to London to take up the appointment.

Commenting on the appointment, Anthony Habgood, Chairman of Bunzl, said:

"I am delighted that Michael will be joining us as Chief Executive. He has had a highly successful international career and brings great experience of distribution, retailing and manufacturing around the world.

We have been very fortunate to have had Michael as a non-executive director for over two years, during which time he has gained a good understanding of our business and corporate culture and greatly contributed to our success. We are looking forward to him leading the company in its next phase as we expand our business both geographically and by market sector and continue our successful development."

Enquiries:

Bunzl plc                                             Finsbury
Anthony Habgood                                       Roland Rudd
David Williams                                        Morgan Bone
Tel: 020 7495 4950                                    Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  September 02, 2005                   By:__/s/ Anthony Habgood__

                                              Title:   Chairman